EXHIBIT 99.4

CONSENT OF PERSON ABOUT TO BECOME A DIRECTOR

Pursuant to Section 230.438 of Regulation C promulgated under the Securities Act of 1933, as amended, in connection with the Registration Statement on Form S-4 (the “Registration Statement”) of Windstream Corporation (“Windstream”) relating to the merger agreement by and among Windstream, Buffalo Merger Sub, Inc. and Iowa Telecommunication Services, Inc., the undersigned hereby consents to being named in the prospectus which forms a part of the Registration Statement as a person who is expected to become a director of Windstream upon consummation of the merger contemplated in such merger agreement.

Date: January 29, 2010

/s/ ALAN L. WELLS
Alan L. Wells